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                                                                      EXHIBIT 12
                            FIRST DATA CORPORATION
                                COMPUTATION  OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)


                               THREE MONTHS ENDED   NINE MONTHS ENDED
                                  SEPTEMBER 30,        SEPTEMBER 30,
                               -------- --------    --------   --------
                                 1997     1996        1997       1996
                               -------- --------    --------   --------
EARNINGS:
 Income before income taxes      $303.2   $269.8      $552.7(1)  $669.7
 Interest expense                  29.7     30.3        85.3       81.7
 Other adjustments                 11.9     13.7        39.8       39.7
                               -------- --------    --------   --------

Total earnings (a)               $344.8   $313.8      $677.8     $791.1
                                =======  =======     =======    =======


FIXED CHARGES:
 Interest expense                 $29.7    $30.3       $85.3      $81.7
 Other adjustments                 11.9     13.7        39.8       39.7
                               -------- --------    --------   --------

Total fixed charges (b)           $41.6    $44.0      $125.1     $121.4
                                =======  =======     =======    =======

RATIO OF EARNINGS TO
  FIXED CHARGES (A DIVIDED BY B)   8.29    7.13         5.42       6.52



(1) Includes restructuring, net loss on business divestitures and impairment charges of $211.6 million. The pro-forma ratio of earnings to fixed charges without these charges would have been 7.11.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.